

DIVISION OF
CORPORATION FINANCE

June 30, 2006

<u>Via US Mail and Facsimile</u>

Mr. Stanley J. Gadek
Chief Financial Officer
AirTran Holdings, Inc.
9955 AirTran Blvd.
Orlando, Florida 32827

> **Re: AirTran Holdings, Inc.
> Form 10-K for the year ended December 31, 2005
> Filed March 9, 2006
> File No. 001-15991**

Dear Mr. Gadek:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief